Deeper Connection for Couples

Relationship Episodes for Couples Created by the World’s Leading Therapists

2017



Problem

Couples **need more help than ever to keep their** ***relationship*** **strong.**

⬇

And there is no ***simple*** **first step…**

Product (v1)

Available on the App Store

Playful relationship app for *busy couples* to *build closeness.*

Affordable, accessible and discreet access to expert episodes.


UI8
9:41 AM
NEW
Sensual Body Scan
A mutually sensual touching experience
The Time Bomb
Anticipation is the greater part of pleasure
Compliments
Deeper appreciation, heightened sensuality
By Pillow
11 mins
Prepare for Adventure
Deep gazing, connected breathing, and profound awareness of your
Get Ready
1. Follow-along to this episode together, via speakers
2. Wear relaxing clothes
3. Lie on your sides, facing each other
4. Switch on "Do Not Disturb" on your phone
5. When you're both ready, we can begin...
Letting Go
7:26
21:13

Platform (v2)

Experts → CREATE → **Interactive Audio Episodes** → FOR → **Couples**

Relationship Therapists, Marriage Counsellors, Psychosexual Therapists, Couples Coaches etc.

- Rev share / Paid for Exercises
- Authority & Exposure
- Lead Gen for books, workshops, retreats, online courses etc.

- iOS, Android, Web, TV
- On-boarding
- Personalized Journey
- Scheduling & Reminders
- Ratings & Filters
- Quality Threshold

- Discreet
- Affordable (subscription)
- Quick & Easy to Get Started
- Personalised Journey
- Fun & Playful

Current & Future Product Fit

Relationship Fit


Vision
Current
Hot & Heavy
Connected But Need Inspiration
Lost Spark but Committed
We Might Need Help
Need Counseling
It's Over!

Market Size

Psychologists, Social Workers & Marriage Counselors (U.S.)
(48,000 Marriage Therapists in US & CA)
$15B
AAMFT
Ibisworld

Self Help Industry (U.S.)
(13.5M - Relationship books sold in 2007)
$11B
Nielson Book Scan
prweb

Pilow

Global Wellness Industry
(Fitness & Mind-body)
$500B+
Global Wellness Institute

Sexual Wellness Industry
(Est. by 2019, growing from $22B in 2014)
$32B
Technavio

Pilow

Core Marketing Channels

	Therapists/Counselors	Long Tail Search	Paid & Affiliate
Strategy	• Pillow currently recommended as “homework” • Scale with official partner program tied to affiliate • Printed collateral for in-office	• SEO strategy • Leverage massive long-tail of relationship problems for landing pages (tied to specific episodes).	• Paid Social campaigns leveraging customer personas • Paid Search • Affiliate/Influencer to engage relationship publishers
Status	• Collateral Printed • Formal program with affiliate platform in process	• In process • Content developed by in-house licensed therapist	• Initial Paid Social test identified a subscription adjustment which we are testing • Formal affiliate program in process

Competitor Map


High Cost
THERAPY
RETREATS/
WORKSHOPS
betterhelp
lantern
talkspace
Individual
Consumption
Couples
Consumption
HEADSPACE
TREAT YOUR HEAD RIGHT
Pillow
BOOKS/MAGAZINES
PODCASTS
YouTube
Low Cost

Where We Are

2016 ✓

Prove audio exercise app concept

- Exceptional feedback from Experts and Couples alike
- All organic growth (25,000 Downloads)
- 11% of couples who complete an episode will subscribe
- Recommended by Esther Perel
- Featured in Wired, Salon, Buzzfeed, Glamour and more
- Bootstrapped + iOS only

2017-2018

Build platform + Exercise creation

- 75+ new exercises
- Improved Couples On-Boarding
- Platforms: iOS Update
- Marketing & Solid Metrics (35k new subs)
- Team (CTO, Content, Marketing)

Core Team







Darren J Smith

Founder & CEO

8+ years in Product for early stage startups in London, incl. Mind Candy & Memrise.

@darrenux
darren@pillow.io

Kate Moyle

Psychosexual Therapist Partner

One of the youngest Sex Therapists in the UK, and director at The Thought House.

@KateMoylePsyc
kate@pillow.io

Jesse Mastro

Co-Founder & COO

10+ years in operations and digital strategy. Formally founded @fetchstorage & @getrentanac

@jmastro
jesse@pillow.io

Pillow

Vision

World's largest relationship education platform, teaching:

*Empathy, Kindness,
Openness, Trust,
Appreciation, Gratitude,
Closeness, Desire,
Respect, Compassion,
Creativity...*



Pilom